Exhibit 11.1

MEDTRONIC, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges for the quarter ended July 26, 2002, was computed based on Medtronic’s current quarterly report on Form 10-Q.  The ratio of earnings to fixed charges for the fiscal years ended April 26, 2002, April 27, 2001, April 30, 2000, 1999, and 1998 was computed based on Medtronic’s historical consolidated financial information included in Medtronic’s Annual Report on Form 10-K filed on July 19, 2002.(1)

	Three months ended July 26, 2002	Year ended April 26, 2002	Year ended April 27, 2001 (7)	Year ended April 30,
				2000	1999	1998
Earnings:
Income before taxes, extraordinary items and cumulative effect of accounting changes	$383.3	$984.0	$1,046.0	$1,084.2	$466.7	$587.7
Income taxes	163.1	540.2	503.4	530.6	358.4	316.8
Minority interest	0.4	3.0	1.4	4.4	3.3	2.4
Amortization of capitalized interest	—	0.1	0.1	—	—	—
Capitalized interest(2)	(0.3)	(0.3)	(3.5)	(0.2)	—	—
	$546.5	$1,527.0	$1,547.4	$1,619.0	$828.4	$906.9

Fixed Charges:
Interest expense(3)	$14.1	$45.2	$17.6	$14.0	$29.2	$15.5
Capitalized interest(2)	0.3	0.3	3.5	0.2	—	—
Amortization of debt issuance costs(4)	—	32.0	—	—	—	—
Rent interest factor(5)	4.3	16.3	15.5	14.9	14.2	12.2
	$18.7	$93.8	$36.6	$29.1	$43.4	$27.7

Earnings before income taxes and fixed charges	$565.2	$1,620.8	$1,584.0	$1,648.1	$871.8	$934.6

Ratio of earnings to fixed charges(6)	30.2	17.3	43.3	56.6	20.1	33.7

(1)                    On December 21, 2000, November 5, 1999, January 28, 1999, January 27, 1999, and September 30, 1998, Medtronic acquired PercuSurge, Inc., Xomed Surgical Products, Inc., Arterial Vascular Engineering, Inc., Sofamor Danek Group, Inc., and Physio-Control International Corporation, respectively.  These five acquisitions were accounted for under the pooling of interests method of accounting, and as a result, the ratios of earnings to fixed charges presented above include the effects of the mergers.

(2)                    Capitalized interest consists of interest related to the construction of Medtronic’s new World and European Headquarters, and certain European operation centers.

(3)                    Interest expense consists of interest on indebtedness.

(4)                    Represents the amortization of debt issuance costs incurred in connection with the Company’s completion of a $2,012.5 million private placement of 1.25% Contingent Convertible Debentures on September 17, 2001.

(5)                    Approximately one-third of rental expense is deemed representative of the interest factor.

(6)                    Earnings for the quarter ended July 26, 2002 and fiscal years ended April 26, 2002, April 27, 2001 and April 30, 2000, 1999, and 1998 include special, in-process research and development, and other non-recurring charges of $10.5 million, $615.8 million (of which $32.0 million is included in interest expense), $347.2 million (of which $8.4 million is included in cost of sales), $13.8 million, $554.1 million (of which $29.0 million is included in cost of sales), and $205.3 million (of which $12.9 million is included in cost of sales), respectively.

On a supplemental basis, the ratio of earnings to fixed charges excluding special, in-process research and development, and other non-recurring charges would have been 30.8, 23.8, 52.7, 57.0, 32.9, and 41.1 for the quarter ended July 26, 2002 and for the fiscal years ended April 26, 2002, April 27, 2001, and April 30, 2000, 1999, and 1998, respectively.

(7)                    In April 2001, Medtronic changed its fiscal year end from April 30 to the last Friday in April.